AVI BioPharma, Inc.
One S.W. Columbia
Suite 1105
Portland, Oregon 97258
(503) 227-0554

September 2, 2003

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Julia E. Griffith

Re:
AVI BioPharma, Inc.
Commission File No. 333-107335
Application for Withdrawal

Ladies and Gentlemen:

        Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "1933 Act"), submitted electronically via the EDGAR system, AVI BioPharma, Inc. (the "Registrant") hereby requests the withdrawal of its Registration Statement on Form S-4, together with all exhibits and amendments thereto, Commission File No. 333-107335 (collectively, the "Registration Statement"), originally filed with the Securities and Exchange Commission (the "Commission") on July 25, 2003.

        Pursuant to the Registration Statement, the Registrant proposed to register shares of its Common Stock, $0.0001 par value per share, issuable in connection with the exchange offer and merger in exchange for shares of eXegenics Inc. ("eXegenics") capital stock pursuant to the terms of an Agreement and Plan or Merger among the Registrant, eXegenics and Elk Acquisition, Inc., dated July 16, 2003 (the "Merger Agreement"). The initial offer period, as extended, expired at midnight on August 29, 2003, with no shares accepted for exchange, and the Registrant has provided eXegenics Inc. with a notice of termination of the Merger Agreement. No securities have been sold under the Registration Statement.

        The Company respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the Commission issue an order granting the desired withdrawal of the Registration Statement.

        If you have any questions regarding the foregoing application for withdrawal, please contact Francis R. Wheeler or Marc H. Graboyes of Cooley Godward LLP, legal counsel to the Registrant in connection with the Registration Statement, at (720) 566-4000.

Sincerely,
AVI BioPharma, Inc.
/s/ ALAN P. TIMMINS
Alan P. Timmins President and Chief Operating Officer